Exhibit 1.07

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Reports Record Fourth Quarter 2009 Non-GAAP

Earnings Per Share of $0.40 Compared to $0.11 in the Fourth

Quarter of 2008

Record Non-GAAP Earnings Per Share of $1.31 and Record Cash Flow of

$53.0 Million for the Full Year 2009

SHANGHAI, ATLANTA, Feb. 24, 2010 — CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software solutions and services, today announced financial results for the fourth quarter and year ended December 31, 2009. For the fourth quarter of 2009, Adjusted EBITDA(a) nearly doubled to $14.8 million, from $7.8 million in the fourth quarter of 2008 and non-GAAP earnings per share(a) almost quadrupled to $0.40 compared to $0.11 in the fourth quarter of 2008. For the year ended December 31, 2009, CDC Software reported non-GAAP earnings per share of $1.31 compared to non-GAAP earnings per share of $0.66 for the year ended December 31, 2008.

For the fourth quarter of 2009, Adjusted EBITDA margin was 27 percent compared to 14 percent in the fourth quarter of 2008. For the full year 2009, Adjusted EBITDA increased 37 percent to $54.3 million compared to $39.6 million in 2008.

For the fourth quarter of 2009, CDC Software posted revenue of $54.3 million and net income attributable to controlling interest of $7.0 million. This compares to revenue of $54.3 million, and a net loss attributable to controlling interest of ($4.9) million for the fourth quarter of 2008.

Fourth quarter 2009 earnings per share of $0.40 exceeded the First Call consensus estimate, which was $0.35 per share. In addition, during the fourth quarter, CDC Software generated license revenue of $10.5 million, compared to $7.6 million in the third quarter of 2009 and a 40 percent increase from $7.5 million for the average of the first three quarters of 2009. First Call consensus analyst estimates for license revenue in the fourth quarter of 2009 were $7.9 million. Organic license revenue in the fourth quarter, which does not include revenue from the company’s recent acquisitions, was $9.7 million, a 29 percent increase from $7.5 million, the average of the first three quarters of 2009.

Operating cash flow for the full year ended December 31, 2009 increased by 56 percent to $53.0 million compared to $33.9 million for the full year ended December 31, 2008. In the fourth quarter of 2009, CDC Software’s operating cash flow was $6.1 million due primarily to increased working capital requirements resulting from organic growth in revenue.

For the year ended December 31, 2009, the company reported revenue of $203.9 million, and net income attributable to controlling interest of $23.2 million. This compared to revenue of $240.8 million and a net loss attributable to controlling interest of $0.9 million in the year ended December 31, 2008.

“We are pleased with our fourth quarter results, which again exceeded Wall Street consensus estimates in many of our key financial metrics including non-GAAP earnings per share and license revenue,” said Peter Yip, CEO of CDC Software. “Our cash flow from operations for 2009 of $53.0 million represents a record for CDC Software.

“Our robust performance in the fourth quarter, especially our improvements in Adjusted EBITDA margin and license revenue, primarily resulted from our strategies executed last year, which focused on disciplined cost controls while still pursuing growth. The company’s organic license revenue in the fourth quarter is attributed in significant part to growth from our core vertical markets, a shortened sales cycle and improved cross selling. Our disciplined acquisition strategy, along with our other growth initiatives that include geographic expansion through resellers and partners, as well as our ongoing programs to drive operational cost efficiencies, are part of our continuing plans to promote long-term growth and profitability for CDC Software.”

During the fourth quarter, license revenue, recurring revenue, services revenue and hardware revenue were, 19 percent, 48 percent, 29 percent and 4 percent, respectively, of total revenue. Maintenance revenue in the fourth quarter was $25.3 million compared to $24.9 million in the fourth quarter of 2008. CDC Software also continued to achieve a high maintenance retention rate of approximately 90 percent. Professional services revenue in the fourth quarter of 2009 was $15.8 million, up from $14.9 million in the third quarter of 2009.

CDC Software’s balance sheet continued to be solid with cash on hand of $40.3 million at the end of December 31, 2009. DSOs (days sales outstanding) in the fourth quarter of 2009 improved to 73 days, compared to 79 days for third quarter 2009 and 101 days for the fourth quarter of 2008. Accounts receivable as of Dec. 31, 2009 was $45.4 million, compared to $53.0 million as of December 31, 2008. Deferred revenue as of December 31, 2009 was $53.2 million, compared to $54.5 million as of December 31, 2008.

GAAP net income margin improved to 13 percent in the fourth quarter of 2009, compared to a negative 9 percent in the fourth quarter of 2008. Gross margin improved to 56 percent during the fourth quarter of 2009, compared to 50 percent the same quarter of 2008.

SaaS Strategy

In the fourth quarter of 2009, CDC Software acquired two Software as a Service (SaaS) companies, gomembers, a provider of SaaS and on-premise enterprise solutions for the Not-For-Profit (NFP) and Non-Governmental Organizations (NGO) market, and Truition, an on-demand e-Commerce platform provider for retailers and brand manufacturers, as part of CDC Software’s previously announced strategy to expand its offering in the growing on-demand software market. For the fourth quarter 2009, CDC Software reported $616,000 in SaaS revenue, and closed $1 million in SaaS business. The SaaS revenue includes sales from CDC MarketFirst, as well as approximately one month of revenue from CDC gomembers and CDC eCommerce (Truition) since those acquisitions closed late in the fourth quarter. SaaS revenue is a new line item appearing in the company’s financial results this quarter and going forward. With an average maintenance retention rate of 90 percent, CDC Software strives to develop recurring revenue streams, which includes SaaS revenue plus maintenance revenue, to reach closer to 70 percent of total revenue over the next few years.

Acquire, Integrate, Innovate and Grow

At the core of CDC Software’s financial results has been the execution of its “acquire, integrate, innovate and grow” strategy. CDC Software believes this strategy positions the company well for long-term growth and profitability.

Acquire

CDC Software completed four acquisitions during 2009 including: WKD Solutions (Categoric), a developer of supply chain event management software which adds new functionality for CDC’s Supply Chain solutions; Activplant, a provider of enterprise manufacturing intelligence solutions for the plant floor that holds significant cross-selling opportunities for CDC Factory business; gomembers, an on-demand solution for member-based organizations and Truition, a leading on-demand eCommerce platform. CDC gomembers and CDC eCommerce (Truition) are at the center of CDC Software’s SaaS expansion strategy. CDC Software also acquired PeoplePoint, a provider of aged care software solutions in January 2010. This month, CDC Software completed the acquisition of computility, an association management software solution with integrated web modules and web collaboration tools that automate processes such as membership, events services, communications and financials. The computility acquisition adds web-based functionality and breadth to the CDC gomembers on-demand platform for the Not-For-Profit (NFP) market.

CDC Software’s mergers and acquisitions pipeline focuses on companies that typically match a subscale profile and fit synergistically, as well as add new functionality within the company’s product roadmap. For SaaS acquisitions, CDC Software is focusing on companies that can complement its current SaaS solutions and expand their vertical markets.

Integrate

The integration portion of CDC Software’s strategy is fueled by its global scalable business and technology infrastructure that features multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China and a worldwide network of direct sales and channel operations.

CDC Software’s integration activities are based on three cornerstones. The first is a common integration strategy which includes the company’s commitment to providing cohesive solutions, active involvement in developing integration standards and its application supporting a service-oriented architecture. The second is the use of common integration principles including a model based on Open Applications Group Integration Specification (OAGIS), point-to-point integration replaced by a service bus architecture, and a clear distinction between online, event-driven and batch-oriented architectures. The third cornerstone is the adoption of common integration technologies including a common on ramp to CDC Software applications and an internal service bus, a common service adapter model to hook up to the service bus and web services to provide interoperability between platforms.

By leveraging this corporate solution architecture, CDC Software believes it has achieved a successful track record of integrating software/technology companies that promote innovation and add new functionality as part of the company’s product roadmap. CDC Software’s business and technology infrastructure also helps integrate its acquisitions by driving more cross-sell synergy to its 6,000 customers globally, eliminating redundant expenses, streamlining efficiencies and positioning these businesses for organic growth and profitability.

As an illustration of this strategy, CDC Xalerts supply chain event management product , has been a popular cross-selling solution to the company’s CDC Supply Chain installed base, while CDC Activplant, CDC eCommerce and CDC gomembers have been exceeding internal expectations and reporting solid performance. Both CDC eCommerce and gomembers, for example, are preparing for international expansion with gomembers targeting Canada, U.K. and Australia while CDC Truition plans to expand in Latin America and Asia.

Innovate

The key enabler in the “innovate” component of CDC Software’s corporate strategy is the company’s global technology platform. This global infrastructure delivers applications and services by leveraging state-of-the-art product engineering centers in India and China that utilize the Agile development methodology. Through this Agile development methodology and domain expertise, CDC Software believes it has achieved fast speed-to-market delivery and enhanced quality in its products, as well as building an exceptional collaborative product development organization.

During the fourth quarter of 2009, CDC Software introduced several new products and version upgrades for its core ERP, SCM and CRM applications, and also began marketing its recently acquired products from Activplant, gomembers and Truition. Major new releases included: CDC Ross Enterprise Performance Management, Financial Budgeting and Reporting 6.3.2, CDC Supply Chain Customer Collaboration 2.2, CDC Pivotal Hand Held Solutions for Windows, Mobile, MRM 6.0, CDC Contact Management 6.0 and CDC Activplant’s ActivEssentials 6.0.

CDC Software also is developing other upgrades to enhance its current SaaS offerings. In addition to upgrades delivered for CDC gomembers and CDC eCommerce, CDC has piloted CDC Respond on the Microsoft Azure platform and plans further partnerships with Microsoft to leverage this newly released Cloud infrastructure. CDC is also utilizing key parts of its SaaS portfolio to build reference architectures for both Microsoft.Net and Java for future SaaS offerings. Furthermore, the company is consolidating its hosting infrastructure to provide worldwide delivery and support for its SaaS customers.

Grow

The company has continued its previously announced initiatives to accelerate organic growth. In the fourth quarter, CDC Software added new resellers to its channel to expand its pipeline and target emerging high growth regions. The company is also focusing its channel growth in Brazil, Russia, India and China.

With its Franchise Partner Program, CDC Software has already tapped into other high growth regions such as in Latin America, India and China. Through the Franchise Partner Program, CDC Software funds investments, through the acquisition of majority control or minority stakes, in strategic partners located in high growth geographies. CDC Software plans to add Franchise Partners next in Brazil and Russia. The company believes that leveraging resellers in emerging markets such as these can accelerate the company’s organic revenue growth rate.

In the fourth quarter of 2009, the company initiated an OEM strategy to resell its solutions directly into third party software providers. In addition to its OEM agreement with Pilgrim Software in the fourth quarter, CDC Software has added three new OEM partnerships in 2009. These partnerships are expected to help CDC Software expand its footprint in the company’s traditional vertical markets as well as in new markets. CDC Software believes that by adding OEM channels, it not only increases sales productivity, but also improves profit margins.

“We believe we are executing efficiently on our “acquire, integrate, innovate and grow” strategy which we believe is evident by the increase we have seen in organic license revenue and our operating metrics,” said Bruce Cameron, president of CDC Software. “With our increased cross-selling and the significant expansion in our global partner/reseller channel, we have also seen an increase in our first quarter pipeline. Even though we are seeing a slow economic recovery, we are cautiously optimistic that our pipeline will show steady growth this year. With our SaaS strategy and acquisitions of subscale companies with sticky maintenance revenue, we expect the majority of CDC Software’s revenue to continue to come from recurring sources.”

Furthermore, during the fourth quarter of 2009, CDC Software added approximately 100 new customers and signed upgrade and expansion agreements with approximately 400 enterprise software customers. New customers accounted for 25 percent of total software license revenue during the quarter.

Yip concluded, “Last year was challenging for virtually every business and that is why we are especially proud of our strong results for the fourth quarter and year. Overall, we remain cautiously optimistic on our long-term fundamental business prospects. Our confidence stems not only from our improved pipeline and marginally improving economy, but also our $49.2 million in total contracted and unrecognized recurring revenue at the end of the fourth quarter of 2009.”

Conference Call

The Company’s senior management will host a conference call for financial analysts and investors, Thursday, February 25th, 2010 at 8:30 AM EST.

USA-based Toll Free Number: +1 (888) 603-6873

International: +1 (973) 582-2706

Pass code: # 56068282 Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Software’s corporate web site at www.cdcsoftware.com.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until March 11, 2010. U.S. based Toll Free Number: +1800-642-1687, U.S.-based Toll Number: +1 706-645-9291. Conference ID number: # 56068282.

Footnotes:

All dollar amounts are in U.S. dollars

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA and Adjusted EBITDA Margin, as well as Non-GAAP Earnings per share, which are not prepared in accordance with GAAP (“Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

FASB Accounting Standards Codification 810, Consolidation (ASC 810)

In January 2009, the Company adopted the applicable sections of ASC 810 that requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. After the adoption of ASC 810, net income (loss) is now referred to as net income (loss) attributable to controlling interest on the consolidated statement of operations.

Special Note Regarding CDC Software Financial Results

The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and a full range of services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 6,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs regarding our “acquire, integrate, innovate and grow” strategy and its effect on our positioning for long-term growth and profitability, our beliefs regarding our track record of integrating software and technology companies that promote innovation and add new functionality as part of our product roadmap, our beliefs regarding our use of the Agile development process and its effects on speed to market delivery, product quality and our collaborative product development organization, our plans and expectations for future partnerships with Microsoft and other third parties, our beliefs regarding leveraging resellers and the effects thereof on the company’s organic growth rate, our beliefs regarding the addition of OEM channels and the effects thereof on the company’s sales productivity and profit margins, our beliefs regarding the effective execution on our corporate strategies and the effects thereof, our expectations regarding future revenues and the proportion of which may come from recurring sources, our beliefs regarding our strategic position as a platform for growth both acquisitions and organically, our beliefs regarding our scalable infrastructure, our beliefs regarding our ability to leverage our global sales and marketing engine, using our lower cost, high quality offshore development centers in India and China, and our back office support systems, and the benefits thereof, our beliefs regarding the benefits of our infrastructure, our beliefs regarding our strategic position for growth and expansion, our beliefs regarding our metrics and leading indicators, our expectations about improvements in certain financial measures at CDC Software and the continuation of trends we may have seen or are seeing, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i)

the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2008	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$27,341	$40,349
Restricted cash	3,677	113
Accounts receivable (net of allowance of $4,644 and $4,390 at December 31, 2008 and December 31, 2009, respectively)	53,014	45,360
Marketable securities	—	1,084
Prepayments and other current assets	7,333	7,970
Deferred tax assets	7,089	4,403

Total current assets	98,454	99,279
Property and equipment, net	5,711	5,288
Goodwill	135,987	152,939
Intangible assets	72,907	72,032
Deferred tax assets	32,664	33,640
Receivable from Parent	—	34,166
Note receivable due from related parties	600	680
Investment in cost method investees	740	604
Other assets	1,218	1,589

Total assets	$348,281	$400,217

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,429	$12,185
Purchase consideration payables	355	2,184
Income tax payable	2,259	4,101
Short-term bank loans	5,876	4,364
Short-term loan from Parent	19,530	—
Accrued liabilities	23,578	23,048
Restructuring accruals, current portion	1,974	2,005
Deferred revenue	54,507	53,152
Deferred tax liabilities	351	1,182

Total current liabilities	118,859	102,221
Deferred tax liabilities	25,460	22,181
Restructuring accruals, net of current portion	239	9
Purchase consideration payables, net of current portion	—	810
Other liabilities	8,599	9,628

Total liabilities	153,157	134,849
Contingencies and commitments
Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized;
Nil and 4,800,000 shares issued as of December 31, 2008 and December 31, 2009, respectively; Nil and 4,679,037 shares outstanding as of December 31, 2008 and December 31, 2009, respectively	—	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized;
Nil and 24,200,000 shares issued and outstanding as of December 31, 2008 and December 31, 2009, respectively	—	24
Additional paid-in capital	—	248,729
Equity investment	203,817	—
Common stock held in treasury; Nil and 120,963 shares at December 31, 2008 and December 31, 2009, respectively	—	(1,118)
Retained earnings (accumulated deficit)	(5,430)	17,792
Accumulated other comprehensive loss	(3,580)	(234)

Total shareholders’ equity	194,807	265,198
Noncontrolling interest	317	170

Total equity	195,124	265,368

Total liabilities and shareholders’ equity	$348,281	$400,217

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30, 2009	December 31, 2009
REVENUE:
Licenses (including royalties from related parties of $724 and $176, respectively)	$7,618	$10,511
Maintenance (including royalties from related parties of $61 and $49, respectively)	25,414	25,343
Professional services (including royalties from related parties of $32 and $Nil, respectively)	14,882	15,800
Hardware	697	2,056
SaaS implementation and support	—	616

Total revenue	48,611	54,326
COST OF REVENUE:
Licenses	4,318	4,868
Maintenance	3,834	3,609
Professional services	12,613	13,443
Hardware	680	1,525
SaaS implementation and support	—	411

Total cost of revenue	21,445	23,856

Gross profit	27,166	30,470
Gross margin %	56%	56%
OPERATING EXPENSES:
Sales and marketing expenses	7,783	8,627
Research and development expenses	4,001	5,297
General and administrative expenses	9,369	9,425
General and administrative expenses allocated to Parent	(2,304)	(2,246)
Exchange gain on deferred tax assets	(865)	(39)
Amortization expenses	1,094	1,151
Restructuring and other charges	900	1,176

Total operating expenses	19,978	23,391

Operating income	7,188	7,079
Operating margin %	15%	13%
Other income, net	796	144

Income before income taxes	7,984	7,223
Income tax expense	(1,834)	(180)

Net income	6,150	7,043
Net loss (income) attributable to noncontrolling interest	91	(10)

Net income attributable to controlling interest	$6,241	$7,033

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.22	$0.24

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.22	$0.24

Weighted average shares of class A outstanding - basic and diluted	4,799,740	4,760,880

Weighted average shares of class B outstanding - basic and diluted	24,200,000	24,200,000

Total weighted average shares - basic and diluted	28,999,740	28,960,880

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended December 31,
	2008	2009
REVENUE:
Licenses (including royalties from related parties of $249 and $176, respectively)	$9,333	$10,511
Maintenance (including royalties from related parties of $56 and $49, respectively)	24,866	25,343
Professional services	19,030	15,800
Hardware	1,069	2,056
SaaS implementation and support	—	616

Total revenue	54,298	54,326
COST OF REVENUE:
Licenses	4,474	4,868
Maintenance	3,897	3,609
Professional services	17,791	13,443
Hardware	1,101	1,525
SaaS implementation and support	—	411

Total cost of revenue	27,263	23,856

Gross profit	27,035	30,470
Gross margin %	50%	56%
OPERATING EXPENSES:
Sales and marketing expenses	10,677	8,627
Research and development expenses	6,597	5,297
General and administrative expenses	11,348	9,425
General and administrative expenses allocated to Parent	(3,103)	(2,246)
Exchange (gain) loss on deferred tax assets	2,487	(39)
Amortization expenses	1,737	1,151
Restructuring and other charges	1,351	1,176

Total operating expenses	31,094	23,391

Operating income (loss)	(4,059)	7,079
Operating margin %	-7%	13%
Other income, net	323	144

Income (loss) before income taxes	(3,736)	7,223
Income tax expense	(1,204)	(180)

Net income (loss)	(4,940)	7,043
Net loss (income) attributable to noncontrolling interest	80	(10)

Net income (loss) attributable to controlling interest	$(4,860)	$7,033

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$(0.17)	$0.24

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$(0.17)	$0.24

Weighted average shares of class A outstanding - basic and diluted	4,800,000	4,760,880

Weighted average shares of class B outstanding - basic and diluted	24,200,000	24,200,000

Total weighted average shares - basic and diluted	29,000,000	28,960,880

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Twelve months ended December 31,
	2008	2009
REVENUE:
Licenses (including royalties from related parties of $1,091 and $1,287, respectively)	$45,340	$33,085
Maintenance (including royalties from related parties of $185 and $250, respectively)	103,606	99,775
Professional services (including royalties from related parties of $Nil and $32, respectively)	87,971	66,666
Hardware	3,870	3,757
SaaS implementation and support	—	616

Total revenue	240,787	203,899
COST OF REVENUE:
Licenses	19,946	18,699
Maintenance	15,937	14,663
Professional services	71,949	56,329
Hardware	2,998	3,081
SaaS implementation and support	—	411

Total cost of revenue	110,830	93,183

Gross profit	129,957	110,716
Gross margin %	54%	54%
OPERATING EXPENSES:
Sales and marketing expenses	54,177	32,483
Research and development expenses	25,909	18,005
General and administrative expenses	44,124	35,725
General and administrative expenses allocated to Parent	(12,379)	(10,134)
Exchange (gain) loss on deferred tax assets	3,271	(2,093)
Amortization expenses	6,843	4,533
Restructuring and other charges	5,012	3,351

Total operating expenses	126,957	81,870

Operating income	3,000	28,846
Operating margin %	1%	14%
Other income, net	857	815

Income before income taxes	3,857	29,661
Income tax expense	(4,877)	(6,570)

Net income (loss)	(1,020)	23,091
Net loss attributable to noncontrolling interest	126	131

Net income attributable to controlling interest	$(894)	$23,222

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$(0.03)	$0.80

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$(0.03)	$0.80

Weighted average shares of class A outstanding - basic and diluted	4,800,000	4,774,913

Weighted average shares of class B outstanding - basic and diluted	24,200,000	24,200,000

Total weighted average shares - basic and diluted	29,000,000	28,974,913

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30, 2009	December 31, 2009
OPERATING ACTIVITIES:
Net income	$6,150	$7,043
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	766	750
Amortization expense	4,482	4,736
Provision for bad debt	295	187
Stock compensation expenses	750	418
Deferred income tax provision	(21)	4,141
Exchange gain on deferred tax assets	(865)	(39)
Loss on disposal of property and equipment	1	46
Accrued interest income from Parent	(789)	(165)
Interest income on restricted cash	12	47
Changes in operating assets and liabilities:
Accounts receivable	9,355	(10,265)
Deposits, prepayments and other receivables	1,873	293
Other assets	(11)	149
Accounts payable	(610)	866
Income tax payable	1,848	(3,939)
Accrued liabilities	(701)	1,970
Deferred revenue	(3,483)	517
Other liabilities	149	(700)

Net cash provided by operating activities	19,201	6,055

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(1,323)	(25,533)
Purchases of property and equipment	(203)	(120)
Capitalized software	(905)	(556)
Investment in cost method investees (franchise partners)	—	(70)
Decrease (increase) in restricted cash	(11)	372

Net cash used in investing activities	(2,442)	(25,907)

FINANCING ACTIVITIES:
Issuance of class A ordinary shares	43,390	—
Payments on loan from Parent, net	(13,752)	(4,050)
Short-term borrowings (payments), net	(524)	(1,253)
Purchases of treasury stock	(39)	(1,079)
Payments for capital lease obligations	(95)	(109)

Net cash provided by (used) in financing activities	28,980	(6,491)

Effect of exchange differences on cash	500	(136)

Net increase (decrease) in cash and cash equivalents	46,239	(26,479)
Cash at beginning of period	20,589	66,828

Cash at end of period	$66,828	$40,349

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2009	2008	2009
OPERATING ACTIVITIES:
Net income	$(4,940)	$7,043	$(1,020)	$23,091
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	1,009	750	4,201	3,122
Amortization expense	6,276	4,736	22,609	18,941
Provision for bad debt	1,326	187	3,139	1,056
Stock compensation expenses	735	418	1,548	1,550
Deferred income tax provision	(798)	4,141	1,706	4,113
Exchange (gain) loss on deferred tax assets	2,487	(39)	3,271	(2,093)
Loss (gain) on disposal of property and equipment	(46)	46	(44)	139
Accrued interest income from Parent	(159)	(165)	(639)	(838)
Interest income on restricted cash	(155)	47	(155)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,808)	(10,265)	6,173	10,230
Note receivable due from franchise partners	(20)	—	(440)	—
Deposits, prepayments and other receivables	(602)	293	1,513	(351)
Other assets	824	149	754	(128)
Accounts payable	886	866	(699)	1,025
Income tax payable	1,872	(3,939)	1,838	1,677
Accrued liabilities	(673)	1,970	(5,138)	(3,090)
Deferred revenue	3,583	517	(3,521)	(4,868)
Other liabilities	(635)	(700)	(1,148)	(572)

Net cash provided by operating activities	8,162	6,055	33,948	53,004

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	—	(25,533)	(39)	(26,856)
Payment for prior year acquisitions	(39)	—	(387)	—
Purchases of property and equipment	71	(120)	(2,109)	(1,010)
Capitalized software	(757)	(556)	(7,269)	(3,556)
Investment in cost method investees (franchise partners)	(57)	(70)	(210)	(108)
Decrease in restricted cash	—	372	—	3,581

Net cash used in investing activities	(782)	(25,907)	(10,014)	(27,949)

FINANCING ACTIVITIES:
Issuance of class A ordinary shares	—	—	—	43,390
Payments on loan from Parent, net	(1,901)	(4,050)	(24,191)	(52,797)
Short-term borrowings (payments), net	(171)	(1,253)	4,541	(1,656)
Purchases of treasury stock	—	(1,079)	—	(1,118)
Payments for capital lease obligations	(98)	(109)	(98)	(569)

Net cash used in financing activities	(2,170)	(6,491)	(19,748)	(12,750)

Effect of exchange differences on cash	(587)	(136)	(502)	703

Net increase (decrease) in cash and cash equivalents	4,623	(26,479)	3,684	13,008
Cash at beginning of period	22,718	66,828	23,657	27,341

Cash at end of period	$27,341	$40,349	$27,341	$40,349

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30, 2009	December 31, 2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$7,188	$7,079
Add back restructuring and other charges	900	1,176
Add back depreciation expense	766	750
Add back amortization expense	1,094	1,151
Add back amortization expense included in cost of revenue	3,388	3,585
Add back stock compensation expenses	750	418
Add back exchange gain on deferred taxes	(865)	(39)
Add back deferred revenue grind	—	632

Adjusted EBITDA	$13,221	$14,752

Adjusted EBITDA margin %	27%	27%

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months ended September 30 and December 31:

	Three months ended
	September 30, 2009	December 31, 2009
Capitalized software credits	$(905)	$(556)

	Three months ended
	September 30, 2009	December 31, 2009
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income attributable to controlling interest	$6,241	$7,033
Add back amortization expense	1,094	1,151
Add back amortization expense included in cost of revenue	3,388	3,585
Subtract capitalized software credits	(905)	(556)
Add back stock based compensation	750	418
Add back restructuring	900	1,176
Add back deferred revenue grind	—	632
Add back exchange (gain) loss on deferred tax assets	(865)	(39)
Add back non cash tax expense	642	63
Tax affect on all reconciling items @ 31%	(1,620)	(1,986)

Non-GAAP net income	$9,625	$11,477

Non-GAAP net income as % of revenue	20%	21%
Total weighted average shares outstanding (basic and dilutive)	28,999,740	28,960,880
Non-GAAP net income per share (basic and dilutive)	$0.33	$0.40

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$(4,059)	$7,079	$3,000	$28,846
Add back restructuring and other charges	1,351	1,176	5,012	3,351
Add back depreciation expense	1,009	750	4,201	3,122
Add back amortization expense	1,737	1,151	6,843	4,532
Add back amortization expense included in cost of revenue	4,539	3,585	15,766	14,409
Add back stock compensation expenses	735	418	1,548	1,550
Add back exchange (gain) loss on deferred taxes	2,487	(39)	3,271	(2,093)
Add back deferred revenue grind	—	632	—	632

Adjusted EBITDA	$7,799	$14,752	$39,641	$54,349

Adjusted EBITDA margin %	14%	27%	16%	27%

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months and twelve months ended December 31:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2009	2008	2009
Capitalized software credits	$(757)	$(556)	$(7,269)	$(3,556)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2009	2008	2009
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income attributable to controlling interest	$(4,860)	$7,033	$(894)	$23,222
Add back amortization expense	1,737	1,151	6,843	4,532
Add back amortization expense included in cost of revenue	4,539	3,585	15,766	14,409
Subtract capitalized software credits	(757)	(556)	(7,269)	(3,556)
Add back stock based compensation	735	418	1,548	1,550
Add back restructuring	1,351	1,176	5,012	3,351
Add back deferred revenue grind	—	632	—	632
Add back exchange (gain) loss on deferred tax assets	2,487	(39)	3,271	(2,093)
Add back non cash tax expense	421	63	1,707	2,300
Tax affect on all reconciling items @ 31%	(2,358)	(1,986)	(6,789)	(6,486)

Non-GAAP net income	$3,295	$11,477	$19,195	$37,861

Non-GAAP net income as % of revenue	6%	21%	8%	19%
Total weighted average shares outstanding (basic and dilutive)	29,000,000	28,960,880	29,000,000	28,974,913
Non-GAAP net income per share (basic and dilutive)	$0.11	$0.40	$0.66	$1.31